UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT
TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period to
Commission file number: 000-52099

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Yadkin Bank 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Yadkin Financial Corporation, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Statement of Net Assets Available for Benefits December 31, 2014 and 2013
Statement of Changes in Net Assets Available for Benefits, year ended December 31, 2014
Notes to Financial Statements

YADKIN BANK 401(K) RETIREMENT PLAN
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of Yadkin Bank 401(k) Retirement Plan and Board of Directors of
Yadkin Financial Corporation
Raleigh, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Yadkin Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina
June 26, 2015

YADKIN BANK 401(K) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013
	December 31,
	2014	2013
ASSETS
Investments, at fair value
Unitized common stock fund	$284,242	$268,783
Mutual funds	18,446,795	16,132,480
Common collective fund	3,284,239	3,334,510
Total investments	22,015,276	19,735,773
Receivables
Notes receivable from participants	630,678	553,693
Total receivables	630,678	553,693
TOTAL ASSETS	22,645,954	20,289,466
NET ASSETS REFLECTING INVESTMENTS
AT FAIR VALUE	22,645,954	20,289,466
Adjustments from fair value to contract value
for fully benefit-responsive investment contracts	(45,622)	(91,526)
NET ASSETS AVAILABLE FOR BENEFITS	$22,600,332	$20,197,940

See accompanying Notes to Financial Statements.

YADKIN BANK 401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2014

ADDITIONS
INVESTMENT INCOME
Net appreciation in fair value of investments	$1,076,429
Interest and dividend income	402,444
1,478,873

INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	23,394

CONTRIBUTIONS
Employer	775,011
Employee	1,744,547
Rollovers	397,139
2,916,697

TOTAL ADDITIONS	4,418,964

DEDUCTIONS
Benefits paid to participants	1,941,354
Administrative expenses	75,218

TOTAL DEDUCTIONS	2,016,572

NET INCREASE	2,402,392

NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR	20,197,940

END OF YEAR	$22,600,332

See accompanying Notes to Financial Statements.

YADKIN BANK 401(K) RETIREMENT PLAN
Notes to Financial Statements

NOTE A - PLAN DESCRIPTION

The following description of the Yadkin Bank 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering the employees of Yadkin Bank (the “Company”). Employees age 18 or older are eligible to enter the Plan on the first payroll period after the date the employee has completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Company controls and manages the operation and administration of the Plan.

Effective May 28, 2013, the Company changed the Plan name from Yadkin Valley Bank & Trust Company 401(k) Retirement Plan to Yadkin Bank 401(k) Retirement Plan.

On September 1, 2012, the Plan began using Wells Fargo Bank, N.A. (“Wells Fargo”) as the third party administrator and trustee. The investment options offered by Wells Fargo consist of mutual funds and a common collective trust fund that provide a range of investment opportunities and strategies. In addition, certain participants may continue to hold shares of a unitized common stock fund, which owns shares of common stock of the Company's bank holding company, Yadkin Financial Corporation (“the Corporation”), and other short-term investments. Please see Note G for additional information regarding changes in participant investments in the common stock of the Corporation.

Contributions

Participants may contribute up to the lesser of 60% of pretax annual compensation or the current statutory limit, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participants may direct the investment of their contributions into mutual funds or a common collective trust fund. As of December 31, 2014, the Plan offers twenty-one (21) investment options.

The Company's matching contributions are determined on an annual basis. In June 2014, the Company's Board of Directors approved an increase in the match to 66.7% of the first 6% of base compensation, effective for the participant's next payroll in July 2014. Prior to that date, the Company matched 50% of the first 6% of base compensation that a participant contributed to the Plan. The Plan also provides for discretionary employer contributions. The Company made no discretionary contributions for the year ended December 31, 2014. Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings and may be charged with distributions, transaction fees related to notes receivable from participants and distributions, and allocations of administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants vest in the Company's contribution portion of their accounts plus actual earnings thereon over a three-year period as described in the following schedule:

	Years of service
	Less than 1	1	2	3 or more
Percent vested	—%	20%	50%	100%

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 and up to a maximum amount equal to the lesser of one-half the vested account balance or $50,000, reduced by the highest outstanding loan balance in the account during the prior twelve

YADKIN BANK 401(K) RETIREMENT PLAN
Notes to Financial Statements

month period. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan administrator. At December 31, 2014, outstanding loans bore an interest rate of 4.25%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless used to purchase a principal place of residence in which case the loan repayment period may not extend beyond ten years from the date of the loan.

Payment of Benefits

Upon termination of service due to death, disability, retirement, resignation, or dismissal, distribution of the vested balance in the participant's accounts will be made to the participant, or, in the case of the participant's death, to his or her beneficiary by a lump-sum payment in cash. The participant (or surviving spouse) may also elect installments to be paid over a period not to exceed the participant's life expectancy.

Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59 1/2.

Administrative Expenses

Substantially all administrative expenses of the Plan are paid by the Plan, as provided in the plan document. Administrative expenses are charged by the Plan's third party administrators to individual participants for distributions, loan originations, and account withdrawals. Involuntary distributions are paid by the Plan. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Forfeited Accounts

Forfeited balances of participants' non-vested accounts are held in a separate account until they are applied to reduce the Company's matching contribution. At December 31, 2014 and 2013, there were $27,072 and $9,280 in forfeited non-vested accounts that had not been utilized, respectively. No forfeitures were used to reduce employer contributions in 2014 or 2013.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Notes Receivable from Participants

Notes receivable from participants are secured by the balance in the participant's account and are valued at their unpaid principal balance. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in the unitized stock fund are carried at fair value as determined by quoted market prices of the underlying securities. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the end of the period. The fair value of the Plan's interest in a stable return common collective trust fund is based upon the fair value of the fund's underlying managed group annuity contract, as reported by the issuer of the contract. The fully benefit-responsive stable return fund is valued at contract value as estimated by the administrator of the stable return common collective trust fund. As described above, the investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis. The statement of changes in net assets avaialble for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

YADKIN BANK 401(K) RETIREMENT PLAN
Notes to Financial Statements

Net appreciation includes the Plan's realized gains and losses on investments bought and sold during the year as well as unrealized gains and losses on investments held at the end of the year.

Payment of Benefits

Benefits are recorded upon distribution.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities,in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Subsequent Events

The Plan has evaluated subsequent events through June 26, 2015, the date the financial statements were issued. See Note H for discussion of subsequent events.

YADKIN BANK 401(K) RETIREMENT PLAN
Notes to Financial Statements

NOTE C - INVESTMENTS

The Plan's investments are held by the trustee. The following presents the fair values of investments that represent 5% or more of the Plan's net assets at December 31, 2014 and 2013.

	December 31, 2014	December 31, 2013
Mutual funds:
MFS Value Fund	$1,690,746	$1,562,180
JP Morgan Core Bond Fund	1,365,992	1,195,609
Vanguard 500 Index	1,637,278	1,343,381
Harbor Capital Appreciation Fund	1,638,157	1,564,610
JP Morgan Smart Retirement 2015 Fund	*	1,050,578
JP Morgan Smart Retirement 2025 Fund	2,150,286	1,541,343
JP Morgan Smart Retirement 2035 Fund	1,223,645	1,088,096
JP Morgan Smart Retirement 2045 Fund	1,448,498	1,192,225
JP Morgan Midcap Value Fund	1,230,252	1,095,966
American Europacific Growth Fund	*	1,066,660
Common Collective Trust Fund
Wells Fargo Stable Return Fund	3,284,239	3,334,510
* Amount represents less than five percent of net assets.

During the year ended December 31, 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held at the end of the year) appreciated in value as follows:

Unitized stock fund	$39,455
Mutual funds	989,429
Common collective trust fund	47,545
Total appreciation in Plan investments	$1,076,429

YADKIN BANK 401(K) RETIREMENT PLAN
Notes to Financial Statements

NOTE D - FAIR VALUE MEASUREMENTS

The Plan utilizes fair value measurements to record fair value adjustments for certain assets and liabilities and to determine fair value disclosures. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and is measured according to a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

Financial Accounting Standards Board ("FASB") Topic 820, Fair Value Measurement, describes three levels of inputs that may be used to measure fair value:

Level 1 -    Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 -    Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 -    Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in valuation techniques or transfers between levels of the valuation hierarchy for the years ended December 31, 2014 and 2013. Valuation techniques are consistent with techniques used in prior periods.

Unitized Stock Fund
This investment is held in a unitized common stock fund, which consists of the Corporation's common stock and other short-term investments. The investment is classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments which are traded on active markets.

Mutual Funds
These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Trust Fund
This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments which are traded on active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Below are the Plan's financial instruments carried at fair value on a recurring basis as of December 31, 2014 and 2013 by the fair value hierarchy levels described above.

YADKIN BANK 401(K) RETIREMENT PLAN
Notes to Financial Statements

	December 31, 2014
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Yadkin Bank unitized stock fund (a)	$284,242	$—	$284,242	$—
Mutual funds:
Equity funds	9,418,206	9,418,206	—	—
Corporate bonds	1,365,992	1,365,992	—	—
Balanced funds	7,662,597	7,662,597	—	—
Common collective trust funds:
Stable return fund	3,284,239	—	3,284,239	—
Total assets	$22,015,276	$18,446,795	$3,568,481	$—

	December 31, 2013
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Yadkin Bank unitized stock fund (a)	$268,783	$—	$268,783	$—
Mutual funds:
Equity funds	8,601,853	8,601,853	—	—
Corporate bonds	1,195,609	1,195,609	—	—
Balanced funds	6,335,018	6,335,018	—	—
Common collective trust funds:
Stable return fund	3,334,510	—	3,334,510	—
Total assets	$19,735,773	$16,132,480	$3,603,293	$—

(a) Seeks to invest in shares of the Corporation's common stock and short-term investments. Growth comes through dividends and appreciation in the Corporation's stock value. See Note G.

NOTE E - NET ASSET VALUE PER SHARE

The following table for December 31, 2014 and 2013 sets forth a summary of the Plan's investments with a reported estimated fair value using net asset value per share:

	Fair Value at December 31, 2014	Fair Value at December 31, 2013	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust funds:
Stable return fund (a)	$3,284,239	$3,334,510	$—	Daily	1 year

(a) The objective of the stable return fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability, and predictability of returns, liquidity to pay plan benefits, and high credit quality.

YADKIN BANK 401(K) RETIREMENT PLAN
Notes to Financial Statements

The stable return common collective trust fund (the "Stable Return Fund") is sponsored by Wells Fargo. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Stable Return Fund's constant NAV of $1 per unit. Distribution to the Stable Return Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Stable Return Fund on a monthly basis, when paid. It is the policy of the Stable Return Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Stable Return Fund will be able to maintain this value. The NAV is classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments which are traded on active markets.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Stable Return Fund, plus earnings, less participant withdrawals and administrative expenses. The Stable Return Fund imposes certain restrictions on the Plan, and the Stable Return Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Stable Return Fund to transact at less than contract value is not probable.

Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Company. The following Company-initiated events may limit the ability of the Stable Return Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Stable Return Fund or to transfer assets out of the Stable Return Fund.

•	Any transfer of assets from the Stable Return Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another Plan.

Circumstances that Impact the Stable Return Fund- The Stable Return Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Stable Return Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

The wrapper contracts generally contain provisions that limit the ability of the Stable Return Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modifications of the Stable Return Fund or the administration of the Stable Return Fund that is not consented to by the wrapper issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material or adverse effect on the Stable Return Fund's cash flow.

•	Employer-initiated transactions by participant plans as described above.

In the event that wrapper contracts fail to perform as intended, the Stable Return Fund's NAV may decline if the market value of its assets decline. The Stable Return Fund's ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer's ability to meet its financial obligations. The wrapper issuer's ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Stable Return Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Stable Return Fund's inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There is a limited number of wrapper issuers. The Stable Return Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

YADKIN BANK 401(K) RETIREMENT PLAN
Notes to Financial Statements

NOTE F - INCOME TAX STATUS

The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable requirement of the Internal Revenue Code (the “IRC”). The Plan is relying on the IRS approval of the standardized prototype plan that it is utilizing, which is sponsored by Wells Fargo. The IRS has determined and informed Wells Fargo by a letter dated March 26, 2010 that the prototype plan document was designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2014.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

NOTE G - RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common collective trust fund managed by Wells Fargo. Wells Fargo is the third party administrator of the Plan and, therefore, transactions with Wells Fargo qualify as party‑in‑interest transactions. Administrative fees of $75,218 were paid to Wells Fargo during the year ended December 31, 2014.

As of December 31, 2014 and 2013, the Plan has invested in common stock of the Corporation via a unitized trust with 24,286 and 26,383 units, respectively, of common stock of the Corporation with a fair value of $284,242 and $268,783, respectively. At December 31, 2014 and 2013, the unitized common stock fund had a cost basis of $247,415 and $141,594, respectively. During the year ended December 31, 2014, the Plan did not record any dividend income from this unitized common stock fund. Certain plan investments include cash accounts of the trustee and therefore qualify as party-in-interest. As of April 5, 2012, notice was provided to all participants of the Plan that beginning on July 5, 2012, participants no longer have the option to invest in the Corporation's shares. Although participants are no longer allowed to contribute or transfer funds into the Corporation's common stock fund, prior investments may remain until the participant exits the fund.

YADKIN BANK 401(K) RETIREMENT PLAN
Notes to Financial Statements

NOTE H - SUBSEQUENT EVENTS

On July 4, 2014, the Company completed the merger of VantageSouth Bank. As a result of the transaction, the merger and assignment of account balances in the VantageSouth 401(k) Plan was effective March 3, 2015. The participant account balances of approximately $11 million, including notes receivable from participants, were transferred to the Plan on March 3, 2015. Effective April 13, 2015, the Plan was amended with respect to eligibility conditions, service with another employer, and protected benefits. In this amendment, participants that are at least 18 years old and have at least 30 days of service may participate in the plan through salary deferrals, matching contributions, and profit sharing contributions. In addition, for eligibility and vesting purposes, years of service with Piedmont Bank, High County Bank, Sidus Financial, LLC, American Community Bank, and VantageSouth Bank will be counted. Participants in the VantageSouth 401(k) Plan and those who became a participant in the Plan as a result of the merger of the VantageSouth 401(k) Plan will become 100% vested in their prior employer accounts upon attainment of age 55 as a result of this amendment.

SUPPLEMENTAL SCHEDULE

YADKIN BANK 401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan Number 001 Employer Identification Number 56-0905827
December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

*	Corporate stocks
	Yadkin Bank unitized stock fund	Common stock fund		$284,242

	Common collective funds
*	Wells Fargo Stable Return Fund	Common collective trust fund, contract value		3,238,617

	Mutual funds
	JP Morgan Smart Retirement 2015 Fund	Mutual fund		1,064,814
	JP Morgan Smart Retirement 2020 Fund	Mutual fund		580,290
	JP Morgan Smart Retirement 2025 Fund	Mutual fund		2,150,286
	JP Morgan Smart Retirement 2030 Fund	Mutual fund		452,226
	JP Morgan Smart Retirement 2035 Fund	Mutual fund		1,223,645
	JP Morgan Smart Retirement 2040 Fund	Mutual fund		343,773
	JP Morgan Smart Retirement 2045 Fund	Mutual fund		1,448,498
	JP Morgan Smart Retirement 2050 Fund	Mutual fund		396,553
	JP Morgan Smart Retirement 2055 Fund	Mutual fund		2,512
	Harbor International Fund	Mutual fund		126,268
	MFS Value Fund	Mutual fund		1,690,746
	JP Morgan Core Bond Fund	Mutual fund		1,365,992
	JP Morgan Midcap Value Fund	Mutual fund		1,230,252
	Vanguard 500 Index	Mutual fund		1,637,278
	JP Morgan Smart Retirement Income Fund	Mutual fund		125,273
	Victory Small Company Opportunity Fund	Mutual fund		475,613
	Harbor Capital Appreciation Fund	Mutual fund		1,638,157
	Loomis Sayles Small Cap Growth Retail Fund	Mutual fund		440,064
	American Europacific Growth Fund	Mutual fund		1,010,189
	Prudential Jennison Mid Cap Growth Fund	Mutual fund		1,044,366
				18,446,795

*	Participant loans***	Interest rates of 4.25% maturing through November 2029		630,678

				$22,600,332
	* Party-in-interest to the Plan.
	** Cost omitted for participant directed investments
	***The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YADKIN BANK 401(K) RETIREMENT PLAN

By:	YADKIN FINANCIAL CORPORATION

By:	/s/ Terry S. Earley
Terry S. Earley
Executive Vice President and Chief Financial Officer

Date:	June 26, 2015

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm